UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HUB Cyber Security Ltd.
(Name of Issuer)

Ordinary Shares, no par value per share
(Title of Class of Securities)

M6000J135
(CUSIP Number)

Mikhail Gurevich, Managing Member

Dominion Capital LLC

256 W. 38th Street, 15th Floor

New York, NY 10018

(212) 785-4680

With a copy to:

David E. Danovitch, Esq.

Sullivan & Worcester LLP

1633 Broadway – 32nd Floor

New York, NY 10019

(212) 660-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 1, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6000J135	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
Dominion Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
39,322
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
39,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. M6000J135	SCHEDULE 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
DC Rainier SPV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
39,322
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
39,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. M6000J135	SCHEDULE 13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
Dominion Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
39,322
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
39,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. M6000J135	SCHEDULE 13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
Mikhail Gurevich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
39,322
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
39,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IN

CUSIP No. M6000J135	SCHEDULE 13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS
Gennadiy Gurevich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
39,322
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
39,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IN

CUSIP No. M6000J135	SCHEDULE 13D	Page 7 of 9 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D initially filed by (i) Dominion Capital LLC, a Connecticut limited liability company (“Dominion”), (ii) DC Rainier SPV LLC, a Delaware limited liability company (“DC Rainier”), (iii) Dominion Capital Holdings LLC, a Delaware limited liability company (“Dominion Holdings”), (iv) Mikhail Gurevich and (v) Gennadiy Gurevich (collectively, the “Reporting Persons”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 18, 2024 (the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D. This Amendment No. 1 and the Schedule 13D relates to the ordinary shares, no par value per share, of HUB Cyber Security Ltd. (the “Ordinary Shares”), a company organized under the laws of the State of Israel (the “Issuer”).

Item 1.	Security and Issuer

The information contained in “Item 1. Security and Issuer” of the Schedule 13D is not being amended by this Amendment No. 1.

Item 2.	Identity and Background

The information contained in “Item 2. Identity and Background” of the Schedule 13D is not being amended by this Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Considerations

The information contained in “Item 3. Source and Amount of Funds or Other Consideration” of the Schedule 13D is not being amended by this Amendment No. 1.

Item 4.	Purpose of Transaction

The information contained in “Item 4. Purpose of Transaction” of the Schedule 13D is being supplemented by this Amendment No. 1 as set forth below:

As previously disclosed in the Schedule 13D, on February 14, 2024, Dominion commenced insolvency proceedings under section 10 of the Israeli Insolvency and Financial Rehabilitation Law 5778-2018, by providing notice to the Company of Dominion’s intent to file a motion to initiate such proceedings.

On April 10, 2024, in furtherance thereof and following the Issuer’s failure to respond to the aforementioned notice or remit the required payments, Dominion filed a motion to commence insolvency proceedings with the Tel Aviv District Court as a result of the Issuer’s failure to repay its debts to certain Reporting Persons and others creditors in the ordinary course and in accordance with certain contractual obligations, as further disclosed in Item 4 of the Schedule 13D. Dominion is seeking all of its rights afforded under the Israeli Insolvency and Financial Rehabilitation Law.

Item 5.	Interest in Securities of the Issuer

The information contained in subsections (a), (b) and (c) of “Item 5. Interest in Securities of the Issuer” of the Schedule 13D is being amended and restated by this Amendment No. 1 as set forth below:

(a)-(b)	The number and percentage of the Ordinary Shares beneficially owned by each Reporting Person assumes that there were 10,352,602 Ordinary Shares issued and outstanding as of the date of this Amendment No. 1, consisting of (i) 9,828,305 Ordinary Shares issued and outstanding as of September 30, 2023, as reported by the Issuer in its proxy statement for its special meeting filed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on November 20, 2023, and (ii) 39,322 Ordinary Shares underlying warrants to purchase Ordinary Shares at an exercise price of $127.90 per whole share, which are exercisable within 60 days of the date hereof, and in the case of each of (i) and (ii) give effect to the Reverse Split.

As of the date of this Amendment No. 1, DC Rainier directly holds warrants to purchase up to an aggregate of 39,322 Ordinary Shares at $127.90 per whole share, subject to a 9.9% beneficial ownership limitation provision in the Warrant Agreement, representing approximately 0.4% of the outstanding Ordinary Shares. Dominion is the manager of DC Rainier. Dominion Holdings is the manager of Dominion. Mikhail Gurevich and Gennadiy Gurevich are each managing members of Dominion Holdings. As such, such persons may be deemed to beneficially own, and have shared voting and dispositive power with DC Rainier over, the Ordinary Shares, including those underlying such warrants, directly held by DC Rainier.

(c)

Between March 20, 2024 and April 1, 2024, Dominion sold an aggregate of 390,672 Ordinary Shares on the open market, at prices ranging from $0.8393 to $1.0329 per Ordinary Share. In addition, on April 9, 2024, DC Rainier transferred 27,135 Ordinary Shares to an individual member of DC Rainier in lieu of a membership cash distribution to such member, based on a fair value of $1.01 per Ordinary Share attributed to such distributed Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Schedule 13D is not being amended by this Amendment No. 1.

CUSIP No. M6000J135	SCHEDULE 13D	Page 8 of 9 Pages

Item 7.	Material to Be Filed as Exhibits

The information contained in “Item 7. Material to Be Filed as Exhibits” of the Schedule 13D is being supplemented by this Amendment No. 1 to add the following exhibits:

Exhibit 99.6 – Motion to Commence Proceedings against HUB Cyber Security Ltd., filed by Dominion Capital LLC on April 10, 2024 (in Hebrew, with partial English translation attached).

CUSIP No. M6000J135	SCHEDULE 13D	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2024

DOMINION CAPITAL LLC
By: Dominion Capital Holdings LLC, its Manager

By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

By:	/s/ Gennadiy Gurevich
Name: Gennadiy Gurevich
Title: Managing Member

DC RAINIER SPV LLC
By: Dominion Capital LLC, its Manager
By: Dominion Capital Holdings LLC, its Manager

By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

By:	/s/ Gennadiy Gurevich
Name: Gennadiy Gurevich
Title: Managing Member

DOMINION CAPITAL HOLDINGS LLC

By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

By:	/s/ Gennadiy Gurevich
Name: Gennadiy Gurevich
Title: Managing Member

/s/ Mikhail Gurevich
Mikhail Gurevich

/s/ Gennadiy Gurevich
Gennadiy Gurevich